SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reaches historical records of daily oil and NGL production and overcomes 700 thousand barrels per day of production at the Pre-Salt layer

Rio de Janeiro, December 23rd, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that it reached, in December 21st, a new historical record of oil and NGL daily production, producing 2 million 286 thousand barrels. Produced volume does not take into account the share of partners and overcomes the previous record of 2 million 257 thousand barrels, reached in December 27th, 2010.

Petrobras also reached, in December 21st, a daily operated production record, producing 2 million 470 thousand bpd.

New historical record comes mainly from the contribution of nine production systems. Five of them went into operation in 2013 and had new interconnected wells along 2014. And another four were installed this year.

From the platforms installed in 2013, the ones that contributed to this record were: P-63, at Papa-Terra field, and P-55, at Roncador field, both in Campos Basin; FPSO Cidade de Itajaí, in Baúna field, at Santos Basin post-salt; and FPSOs Cidade de São Paulo, in Sapinhoá field and Cidade de Paraty, in Nordeste Lula area – both at Santos Basin pre-salt.

P-58, in Parque das Baleias, and P-62, in Roncador field, both at Campos Basin, and FPSOs Cidade de Mangaratiba, in Iracema Sul area, and Cidade de Ilhabela, in Sapinhoá Norte area, both at Santos Basin pre-salt, were the production systems that went into operation in 2014 and also contributed to this performance.

High operational efficiency at fields located at Rio de Janeiro and Espírito Santo portions of Campos Basin also contributed to the record, as a result of the Operational Efficiency Increase Program (Proef). These areas have maintained a sustainable production, in face of the natural decline in reservoirs. It is also important to emphasize the high operational efficiency and production sustainability in Operational Units at North and Northeast of Brazil, which have almost compensated the total natural decline from mature fields in these areas.

With the arrival of new PLSV (Pipe Laying Support Vessel) and the reduction of unproductive time of these units – as a result of PRC-Sub actions – the company interconnected 68 new wells – production wells and injection wells – until November, 2014, which corresponds to a larger number than the  45 interconnected wells of 2013.

Production operated by Petrobras at pre-salt reaches new record and overcomes 700 thousand barrels of oil per day

In December 16th, 2014, oil production at fields operated by Petrobras, at Santos and Campos basins pre-salt reached the historical record of 700 thousand bpd. From this volume, 74% (523 thousand bpd) correspond to the company´s share and 26% correspond to its partners.

Production of 700 thousand bpd was reached only eight years after the first oil discovery at the pre-salt layer, in 2006, and only six months after the 500 thousand barrels record, achieved in June. This production represents a significant record in the oil industry, especially due to the fact that these fields are located at deep waters and ultra-deep waters.

Only 34 production wells contributed to the 700 thousand bpd record, which proves the high productivity of the fields in the pre-salt layer. Sixteen of these wells are located at the Santos Basin, which correspond to 61% of the produced volume at pre-salt – approximately 429 thousand bpd. The remaining 18 wells are located at the Campos Basin pre-salt and correspond to 39% of the remaining production – 273 thousand barrels per day.

Currently, 12 different platforms produce from the pre-salt, eight of which produce exclusively from that geological layer.

Production increase is due to the excellent operational performance of well construction and interconnection, with support from two strategic programs: Well Cost Reduction Program (PRC-Poço) and Subsea Installations Cost Reduction Program (PRC-Sub). These programs integrate initiatives that are incorporating continuous improvements in reducing duration and costs, not only on wells, but also at subsea installations of upstream projects.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.